UMAMI SUSTAINABLE SEAFOOD, INC.

SUBSIDIARIES OF THE COMPANY

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Baja Aqua Farms, S.A. de C.V.	Mexico

Marpesca S.A. de C.V.	Mexico

Atún Oceano Pacifico S.A. de C.V.	Mexico

Oceanic Enterprises Inc.	California

Bluefin Acquisition Group Inc.	New York

Thynnus d.o.o.	Croatia

Kali Tuna d.o.o.	Croatia

Kali Tuna Trgovina d.o.o.	Croatia

Bepina Komerc d.o.o.	Croatia

MB Lubin d.o.o.	Croatia